UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KKR FS Income Trust

(Name of Subject Company (Issuer))

KKR FS Income Trust

(Names of Filing Person (Offeror and Issuer))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

CUSIP: 48255N 100

(CUSIP Number of Class of securities)

Michael C. Forman

KKR FS Income Trust

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

(215) 495-1150

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Eric S. Siegel, Esq.

Clay Douglas, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by KKR FS Income Trust (the “Company”) with the U.S. Securities and Exchange Commission on June 1, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 2,819,258 shares of its outstanding Class I common shares of beneficial interest, par value $0.01 per share (the “Shares”), pursuant to tenders by shareholders of the Company at a purchase price equal to the net asset value per Share as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

-	The Company has received the results of the Offer, which expired at 11:59 p.m., Eastern Time, on June 29, 2026;

-	930,353.321 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company has accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, at a purchase price per Share equal to the net asset value per Share as of June 30, 2026; and

-	The number of Shares that the Company has accepted for purchase in the tender Offer represents approximately 2% of the total number of Shares outstanding as of March 31, 2026.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the below paragraph as the last paragraph in Section 3 on page 3 of the Offer to Purchase:

“On June 30, 2026, the Company issued a letter to stockholders announcing the results of the Offer, which expired at 11:59 p.m., Eastern Time, on June 29, 2026. A copy of this letter is filed as Exhibit (a)(1)(vii) and is incorporated by reference herein.”

Item 12. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*
(ii)	Offer to Purchase.*
(iii)	Forms of Letter of Transmittal.*
(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of the Request to Repurchase Shares.*
(v)	Form of Notice of Withdrawal of Tender.*
(vi)	Supplemental Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Morgan Stanley Smith Barney LLC.*
(vii)	Letter, dated June 30, 2026, from the Company to Shareholders.
(a)(2)-(4)	Not applicable.
(d)(1)	Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Previously filed as Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (File No. 814-01620) filed on March 13, 2024 and incorporated herein by reference).*
(g)	Not applicable.
(h)	Not applicable.
107	Calculation of Filing Fees Table.*

* Previously filed on June 1, 2026 as an exhibit to the Schedule TO.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR FS Income Trust

Date: July 6, 2026	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel and Secretary

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*
(a)(1)(ii)	Offer to Purchase.*
(a)(1)(iii)	Forms of Letter of Transmittal.*
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of the Request to Repurchase Shares.*
(a)(1)(v)	Form of Notice of Withdrawal of Tender.*
(a)(1)(vi)	Supplemental Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Morgan Stanley Smith Barney LLC.*
(a)(1)(vii)	Letter, dated June 30, 2026, from the Company to Shareholders.
(d)(1)	Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Previously filed as Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (File No. 814-01620) filed on March 13, 2024 and incorporated herein by reference).*
107	Calculation of Filing Fees Table.*

* Previously filed on June 1, 2026 as an exhibit to the Schedule TO.